Exhibit 99

VIRGINIA ELECTRIC AND POWER COMPANY

CONDENSED CONSOLIDATED EARNINGS STATEMENT

(Unaudited)

Twelve Months Ended September 30, 2009
(millions)

Operating Revenue	$7,158

Operating Expenses	5,651

Income from operations	1,507

Other income	93

Interest and related charges	333

Income before income tax expense	1,267

Income tax expense	460

Net Income	807

Preferred dividends	17

Balance available for common stock	$790